ORBIS

Warsaw , 2003-08-18


03029551

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2003
WASH. D.C.
188
SECTION

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of „Orbis" S.A. consolidated quarterly report for the 2nd quarter 2003.

Best regards

Krzysztof Gerula

Vice-President

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

dlw 8/27

Report SA-QS 2/2003

(for issuers of securities with the business profile of production, construction, trade or services)

In accordance with § 57 section 2 of the Ordinance of the Council of Ministers, dated October 16, 2001
(Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)

the Board of Directors of Orbis S.A.
submits in public this consolidated quarterly report for the 2nd quarter 2003.

Date submitted: **14.08.2003**

SELECTED FINANCIAL DATA

	in thousands of PLN		in thousands of EURO	
	2 quarters 2003 ended June 30, 2003 cumulative	2 quarters 2002 ended June 30, 2002 cumulative	2 quarters 2003 ended June 30, 2003 cumulative	2 quarters 2002 ended June 30, 2002 cumulative
I. Net sales revenues	368 385	386 857	85 452	104 483
II. Operating profit (loss)	21 686	11 714	5 030	3 164
III. Profit (loss) before taxation	46 303	11 523	10 741	3 112
IV. Net profit (loss)	32 263	7 363	7 484	1 989
V. Net cash flows from operating activities	40 802	37 524	9 465	10 135
VI. Net cash flows from investing activities	- 93 177	- 42 098	- 21 614	- 11 370
VII. Net cash flows from financing activities	- 4 487	12 631	- 1 041	3 411
VIII. Total net cash flows	- 56 862	8 057	- 13 190	2 176
IX.. Total assets	1 534 586	1 528 819	344 309	381 337
X. Liabilities and reserves for liabilities	320 786	339 682	71 974	84 728
XI. Long-term liabilities	78 886	87 083	17 699	21 721
XII. Short-term liabilities	134 041	141 266	30 074	35 236
XIII. Shareholders' equity	1 203 800	1 177 159	270 092	293 622
XIV. Share capital	92 154	92 154	20 676	22 986
XV. Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	1,29	0,88	0,30	0,24
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)	-	-	-	-
XVIII. Book value per share (in PLN / EUR)	26,13	25,55	5,86	6,37
XIX. Diluted book value per share (in PLN / EUR)	-	-	-	-
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)	-	-	-	-

CONSOLIDATED BALANCE SHEET

	as at June 30, 2003 end of 2nd quarter 2003	as at Mar. 31, 2003 end of prior quarter 2003	as at June 30, 2002 end of 2nd quarter 2002	as at Mar. 31, 2002 end of prior quarter 2002
Assets				
I. Fixed assets	1 276 160	1 241 180	1 294 134	1 277 820
1. Intangible assets	8 248	8 763	9 470	10 016
- of which goodwill	2 975	3 268	4 144	4 436
2. *Goodwill of subsidiary companies*	0	0	0	0
3. Tangible fixed assets	1 232 159	1 195 005	1 196 277	1 176 551
4. Long-term receivables	2 319	2 640	2 422	2 708
4.1. From subsidiary and associated companies	849	970	1 091	1 212
4.2. From other companies	1 470	1 670	1 331	1 496
5. Long-term investments	13 409	14 621	65 886	67 198
5.1. Real estste	3 879	3 879	12 601	12 601
5.2. Intangible assets	0	0	0	0
5.3. Long-term financial assets	9 135	10 347	52 890	54 202
a) in subsidiary and associated companies, of which:	7 815	8 445	8 125	9 653
- shares in companies valued under the equity method	2 736	3 397	3 104	2 459
- shares in subsidiary and associated companies excluded from consolidation	501	501	305	254
b) in other companies	1 320	1 902	44 765	44 549
5.4. Other long-term investments	395	395	395	395
6. Long-term deferred expenses	20 025	20 151	20 079	21 347
6.1. Deferred income tax	19 872	20 141	18 395	18 830
6.2. Other deferred expenses	153	10	1 684	2 517
II. Current assets	258 426	207 157	234 685	179 045
1. Inventories	13 023	12 495	16 370	15 127
2. Current receivables	86 396	66 179	77 487	67 856
2.1. From subsidiary and associated companies	1 775	1 792	9 004	8 122
2.2. From other companies	84 621	64 387	68 483	59 734

3. Short-term investments	**135 985**	**112 034**	117 686	82 044
3.1. Short-term financial assets	**120 726**	**96 775**	102 705	67 063
a) in subsidiary and associated companies	**0**	**0**	0	0
b) in other companies	**37 003**	**44 962**	9 533	8 499
c) cash and cash equivalents	**83 723**	**51 813**	93 172	58 564
3.2. Other short-term investments	**15 259**	**15 259**	14 981	14 981
4. Short-term deferred expenses	**23 022**	**16 449**	23 142	14 018
Total Assets	**1 534 586**	**1 448 337**	1 528 819	1 456 865
Shareholders' Equity and Liabilities				
I. Shareholders' Equity	**1 203 800**	**1 177 023**	1 177 159	1 172 377
1. Share capital	**92 154**	**92 154**	92 154	92 154
2. Not paid-up share capital (negative value)	**0**	**0**	0	0
3. Own shares in treasury (negative value)	**0**	**0**	0	0
4. Reserve capital	**742 137**	**725 801**	722 380	689 408
5. Revaluation capital	**269 801**	**269 970**	287 735	287 864
6. Other reserve capitals	**65 313**	**0**	0	0
7. Foreign currency translation differences on the Company's divisions	**0**	**0**	0	0
a) positive foreign exchange differences	**0**	**0**	0	0
b) negative foreign exchange differences	**0**	**0**	0	0
8. Prior years' profit (loss)	**2 132**	**99 760**	67 527	117 835
9. Net profit (loss)	**32 263**	**- 10 662**	7 363	- 14 884
10. Net profit write-downs during the financial year (negative value)	**0**	**0**	0	0
II. Minority shareholders' interests	**10 000**	**8 947**	11 583	10 894
III. Negative goodwill of subsidiary companies	**0**	**0**	395	591
IV. Liabilities and reserves for liabilities	**320 786**	**262 367**	339 682	273 003
1. Reserves for liabilities	**96 502**	**96 469**	99 514	107 718
1.1. Reserve for deferred income tax	**17 795**	**16 999**	14 898	15 387
1.2. Provisions for pension and similar benefits	**43 656**	**43 964**	51 882	55 004
a) long-term provisions	**37 663**	**38 324**	44 900	48 260
b) short-term provisions	**5 993**	**5 640**	6 982	6 744
1.3. Other provisions	**35 051**	**35 506**	32 734	37 327
a) long-term provisions	**19 741**	**19 428**	19 441	18 119
b) short-term provisions	**15 310**	**16 078**	13 293	19 208
2. Long-term liabilities	**78 886**	**72 886**	87 083	48 408
2.1. To subsidiary and associated companies	**407**	**0**	0	0
2.2. To other companies	**78 479**	**72 886**	87 083	48 408
3. Current liabilities	**134 041**	**84 664**	141 266	106 582
3.1. To subsidiary and associated companies	**138**	**278**	564	5 020
3.2. To other companies	**121 548**	**71 482**	126 714	87 509
3.3. Special funds	**12 355**	**12 904**	13 988	14 053
4. Accrued expenses and deferred income	**11 357**	**8 348**	11 819	10 295
4.1. Negative goodwill	**0**	**0**	0	0
4.2. Other accrued expenses and deferred income	**11 357**	**8 348**	11 819	10 295
a) long-term accruals	**165**	**187**	0	0
b) short-term accruals	**11 192**	**8 161**	11 819	10 295
Total Shareholders' Equity and Liabilities	**1 534 586**	**1 448 337**	1 528 819	1 456 865

Book value	**1 203 800**	**1 177 023**	1 177 159	1 172 377
Number of shares	**46 077 008**	**46 077 008**	46 077 008	46 077 008
Book value per share (in PLN) - basic	**26,13**	**25,54**	25,55	25,44
Diluted number of shares	**0**	**0**	0	0
Book value per share (in PLN) - diluted	**0**	**0**	0	0

OFF-BALANCE-SHEET ITEMS

	as at June 30, 2003 end of 2nd quarter 2003	as at Mar. 31, 2003 end of prior quarter 2003	as at June 30, 2002 end of 2nd quarter 2002	as at Mar. 31, 2002 end of prior quarter 2002
1. Contingent receivables	**0**	**0**	0	0
1.1. From subsidiary and associated companies (due to)	**0**	**0**	0	0
- guarantees received	**0**	**0**	0	0
1.2. From other companies (due to)	**0**	**0**	0	0
- guarantees received	**0**	**0**	0	0
2. Contingent liabilities	**5 084**	**4 993**	5 476	5 394
2.1. In favour of subsidiary and associated companies (due to)	**4 993**	**4 993**	4 993	4 993
- guarantees extended	**4 993**	**4 993**	4 993	4 993
2.2. In favour of other companies (due to)	**91**	**0**	483	401
- guarantees extended	**91**	**0**	483	401
3. Other (due to)	**6 428**	**6 428**	6 611	6 530
- promissory note declarations	**6 428**	**6 428**	6 611	6 530
Total off-balance-sheet items	**11 512**	**11 421**	12 087	11 924

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2nd quarter 2003 ended June 30, 2003	2 quarters 2003 ended June 30, 2003 cumulative	2nd quarter 2002 ended June 30, 2002	2 quarters 2002 ended June 30, 2002 cumulative
I. Net sales revenues	**218 833**	**368 385**	224 462	386 857
- of which sales to subsidiary and associated companies	**8 985**	**15 833**	3 124	10 960
1. Net sales of products	**217 323**	**365 507**	222 869	383 611
2. Net sales of merchandise and raw materials	**1 510**	**2 878**	1 593	3 246
II. Cost of products, merchandise and raw materials sold	**144 590**	**273 731**	156 034	298 699
- of which sold to subsidiary and associated companies	**1 022**	**3 773**	3 836	5 626
1. Cost of products sold	**144 024**	**272 604**	155 460	297 395
2. Cost of merchandise and raw materials sold	**566**	**1 127**	574	1 304
III. Gross profit (loss) on sales (I-II)	**74 243**	**94 654**	68 428	88 158
IV. Distrubution expenses	**11 964**	**20 791**	12 173	21 721
V. General administrative expenses	**25 698**	**50 217**	26 789	52 049
VI. Profit (loss) on sales (III-IV-V)	**36 581**	**23 646**	29 466	14 388
VII. Other operating income	**8 134**	**11 780**	4 108	7 489
1. Gain on disposal of non-financial fixed assets	**2 542**	**3 512**	209	1 989
2. Subsidies	**7**	**13**	8	17
3. Other operating income	**5 585**	**8 255**	3 891	5 483
VIII. Other operating expenses	**8 957**	**13 740**	4 889	10 163
1. Loss on disposal of non-financial fixed assets	**0**	**0**	0	0
2. Reveluation of non-financial fixed assets	**377**	**425**	187	212
3. Other operating costs	**8 580**	**13 315**	4 702	9 951
IX. Operating profit (loss) (VI+VII-VIII)	**35 758**	**21 686**	28 685	11 714
X. Financial income	**25 751**	**31 096**	5 077	8 915
1. Equity income – dividends	**0**	**0**	175	175
- of which from subsidiary and associated companies	**0**	**0**	0	0
2. Interest receivable	**846**	**1 665**	944	1 926
- of which from subsidiary and associated companies	**16**	**16**	30	30
3. Gain on disposal of investments	**22 319**	**22 837**	464	464
4. Reveluation of investments	**140**	**140**	0	0
5. Other financial income	**2 446**	**6 454**	3 494	6 350
XI. Financial expenses	**2 968**	**6 485**	5 508	9 581
1. Interest payable	**746**	**1 303**	1 775	3 515
- of which to subsidiary and associated companies	**0**	**0**	0	0
2. Loss on disposal of investments	**0**	**0**	0	0
3. Reveluation of investments	**282**	**282**	1 978	1 978
4. Other financial expenses	**1 940**	**4 900**	1 755	4 088
XII. Gain (loss) on disposal of entire or partial stakes of sharesin subsidiary and associated companies	**0**	**0**	0	0
XIII. Profit (loss) on ordinary activities (IX+X-XI+/-XII)	**58 541**	**46 297**	28 254	11 048
XIV. Result of extraordinary itms (XIV.1. - XIV.2.)	**6**	**6**	- 7	82
1. Extraordinary gains	**15**	**15**	- 10	89
2. Extraordinary losses	**9**	**9**	- 3	7
XV. Write-down from goodwill of subsidiary companies	**0**	**0**	0	0
XVI. Write-down from negative goodwill of subsidiary companies	**0**	**0**	196	393
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)	**58 547**	**46 303**	28 443	11 523
XVIII. Corporate income tax	**14 518**	**14 132**	5 797	4 793
a) current portion	**13 455**	**13 939**	5 257	5 474
b) deferred portion	**1 063**	**193**	540	- 681
XIX. Other obligatory profit decreases (loss increases)	**0**	**0**	0	0
XX. Share in net profits (losses) of companies valued under the equity method	**39**	**73**	135	161
XXI. Minority shareholders' (profit) loss	**- 1 143**	**19**	- 534	472
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)	**42 925**	**32 263**	22 247	7 363

	2nd quarter 2003		2nd quarter 2002	
Net profit (loss) (on annual basis)	59 483		40 473	
Weighted average number of ordinary shares	46 077 008		46 077 008	
Earning (loss) per ordinary share (in PLN) - basic	1,29		0,88	
Diluted weighted average number of ordinary shares	0		0	
Earning (loss) per ordinary share (in PLN) - diluted	0		0	

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	2nd quarter 2003 ended June 30, 2003	2 quarters 2003 ended June 30, 2003 cumulative	2nd quarter 2002 ended June 30, 2002	2 quarters 2002 ended June 30, 2002 cumulative
I. Shareholders' Equity at the beginning of period (opening balance)	**1 177 023**	**1 187 363**	1 172 377	1 188 515
a) changes in accepted accounting principles (polices)	**0**	**0**	0	- 977
b) corrections of material faults	**0**	**0**	0	0
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	**1 177 023**	**1 187 363**	1 172 377	1 187 538
1. Share capital at the beginning of period	**92 154**	**92 154**	92 154	92 154
1.1. Changes in share capital	**0**	**0**	0	0
a) additions, of which:	**0**	**0**	0	0
- issuance of shares	**0**	**0**	0	0
b) reductions, of which:	**0**	**0**	0	0
- retirement of shares	**0**	**0**	0	0
1.2. Share capital at the end of period	**92 154**	**92 154**	92 154	92 154
2. Not paid-up share capital at the beginning of period	**0**	**0**	0	0
2.1. Changes in not paid-up share capital	**0**	**0**	0	0
a) additions, of which:	**0**	**0**	0	0
b) reductions, of which:	**0**	**0**	0	0
2.2. Not paid-up share capital at the end of period	***0***	***0***	*0*	*0*
3. Own shares in treasury at the beginning of period	**0**	**0**	0	0
3.1. Changes in own shares in treasury	**0**	**0**	0	0
a) additions, of which:	**0**	**0**	0	0
b) reductions, of which:	**0**	**0**	0	0
3.2. Own shares in treasury at the end of period	**0**	**0**	0	0
4. Reserve capital at the beginning of period	**725 801**	**724 005**	689 408	689 820
4.1. Changes in reserve capital	**16 336**	**18 132**	32 972	32 560
a) additions, of which:	**19 492**	**21 288**	33 235	32 862
- additional paid-in capital from issuance of shares	**0**	**0**	0	0
- distribution of profit (by law)	**0**	**0**	0	0
- distribution of profit (in excess of value required by law)	**19 308**	**19 308**	32 549	32 549
- sale or disposal of tangible fixed assets	**169**	**246**	303	313
-sale of the right to perpetual usufruct of land	**15**	**15**	0	0
- consolidation adjustments	**0**	**1 719**	383	0
b) reductions, of which:	**3 156**	**3 156**	263	302
- coverage of loss	**3 156**	**3 156**	263	263
- consolidation adjustments	**0**	**0**	0	39
4.2. Reserve capital at the end of period	**742 137**	**742 137**	722 380	722 380
5. Revaluation capital at the beginning of period	**269 970**	**270 047**	287 864	287 874
5.1. Changes in revaluation capital	**- 169**	**- 246**	- 129	- 139
a) additions, of which:	**0**	**0**	174	174
- consolidation adjustments	**0**	**0**	174	174
b) reductions, of which:	**169**	**246**	303	313
- sale or disposal of tangible fixed assets	**169**	**246**	303	313
5.2. Revaluation capital at the end of period	**269 801**	**269 801**	287 735	287 735
6. Other reserve capital at the beginning of period	**0**	**0**	0	0
6.1. Changes in other reserve capital	**65 313**	**65 313**	0	0
a) additions, of which:	**65 328**	**65 328**	0	0
- distribution of profit	**65 328**	**65 328**	0	
b) reductions, of which:	**15**	**15**	0	0
-sale of the right to perpetual usufruct of land	**15**	**15**	0	0
6.2. Other reserve capital at the end of period	**65 313**	**65 313**	0	0
7. Foreign currency translation differences on the Company's divisions	**0**	**0**	0	0
8. Prior years' profit (loss) at the beginning of period	**99 760**	**101 157**	117 835	118 667
8.1. Prior years' profit at the beginning of period	**102 916**	**104 313**	118 098	118 930
a) changes in accepted accounting principles (polices)	**0**	**0**	0	- 977
b) corrections of material faults	**0**	**0**	0	0
8.2. Prior years' profit at the beginning of period,after restatement to comparative data	**102 916**	**104 313**	118 098	117 953
a) additions, of which:	**0**	**0**	407	552
- distribution of prior years' profit	**0**	**0**	0	0
- consolidation adjustments	**0**	**0**	407	552
b) reductions, of which:	**100 784**	**102 181**	50 978	50 978
- distribution of prior years' profit	**100 302**	**100 302**	50 978	50 978
- consolidation adjustments	**482**	**1 879**	0	0
8.3. Prior years' profit at the end of period	**2 132**	**2 132**	67 527	67 527
8.4. Prior years' loss at the beginning of period	**3 156**	**3 156**	263	263
a) changes in accepted accounting principles (polices)	**0**	**0**	0	0

b) corrections of material faults	0	0	0	0
8.5. Prior years' loss at the beginning of period, after restatement to comparative data	**3 156**	**3 156**	263	263
a) additions, of which:	**10 662**	**0**	14 884	0
- transition of prior years' loss to be covered	**0**	**0**	0	0
- prior quarter's loss	**10 662**	**0**	14 884	0
b) reductions, of which:	**13 818**	**3 156**	15 147	263
- coverage from reserve capital	**3 156**	**3 156**	263	263
- covarage from net profit	**10 662**	**0**	14 884	0
8.6. Prior years' loss at the end of period	**0**	**0**	0	0
8.7. Prior years' profit (loss) at the end of period	**2 132**	**2 132**	67 527	67 527
9. Net profit (loss)	**32 263**	**32 263**	7 363	7 363
a) net profit	**32 263**	**32 263**	22 247	7 363
b) net loss	**0**	**0**	0	0
c) charges on the profit	**0**	**0**	0	0
II. Shareholders' Equity at the end of period (closing balance)	**1 203 800**	**1 203 800**	1 177 159	1 177 159
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)				

CONSOLIDATED SATEMENT OF CASH FLOWS

	2nd quarter 2003 ended June 30, 2003	2 quarters 2003 ended June 30, 2003 cumulative	2nd quarter 2002 ended June 30, 2002	2 quarters 2002 ended June 30, 2002 cumulative
A. Cash flows from operating activities -indirect method				
I. Net profit (loss)	**42 925**	**32 263**	22 247	7 363
II. Total adjustments	**7 918**	**8 539**	30 269	30 161
1. Minority shareholders' (profit) loss	**1 143**	**- 19**	534	- 472
2. Share in net (profits) losses of companies valued underthe equity method	**- 39**	**- 73**	- 135	- 161
3. Depreciation and amortisation	**17 172**	**34 346**	22 347	42 972
- write-downs from goodwill of subsidiary companies or negative goodwill of subsidiary companies	**0**	**0**	- 196	- 393
4. (Gain) loss on foreign exchange differences	**- 171**	**64**	203	203
5. Interest and dividends	**497**	**1 008**	1 016	2 735
6. (Gain) loss on investing activities	**- 24 878**	**- 26 296**	- 358	- 2 138
7. Change in provisions	**- 50**	**5 202**	- 12 757	- 5 788
8. Change in inventories	**- 528**	**951**	- 1 031	527
9. Change in receivables	**- 23 696**	**- 30 268**	- 9 324	- 16 248
10. Change in current liabilities (excluding loans and bank credits)	**41 289**	**37 397**	37 365	21 312
11. Change in deferred and accrued expenses	**- 3 188**	**- 14 220**	- 5 641	- 12 247
12.Other adjustments	**367**	**447**	- 1 950	- 534
III. Net cash flows from operating activities (I+/-II)	**50 843**	**40 802**	52 516	37 524
B. Cash flows from investing activities				
I. Cash provided by investing activities	**116 118**	**369 920**	2 506	11 945
1. Disposal of intangible assets and tangible fixed assets	**5 932**	**9 889**	1 976	6 405
2. Disposal of investments in real-estate and intangible assets	**0**	**0**	0	0
3. From financial assets, of which:	**22 016**	**22 016**	530	5 540
a) in subsidiary and associated companies	**0**	**0**	530	530
- *disposal of securities*	**0**	**0**	530	530
- dividends and shares in profits	**0**	**0**	0	0
- long-term loans collected	**0**	**0**	0	0
- interest received	**0**	**0**	0	0
- other income from financial assets	**0**	**0**	0	0
b) in other companies	**22 016**	**22 016**	0	5 010
- disposal of securities	**22 016**	**22 016**	0	5 010
- dividends and shares in profits	**0**	**0**	0	0
- long-term loans collected	**0**	**0**	0	0
- interest received	**0**	**0**	0	0
- other income from financial assets	**0**	**0**	0	0
4. Other investing income	**88 170**	**338 015**	0	0
II. Cash used in investing activities	**- 136 005**	**- 463 097**	- 39 052	- 54 043
1. Purchases of intangible assets and tangible fixed assets	**- 56 232**	**- 89 362**	- 38 924	- 53 895
2. Purchases of investments in real-estate and intangible assets	**0**	**0**	- 59	- 59
3. For financial assets, of which:	**0**	**0**	- 55	- 65
a) in subsidiary and associated companies	**0**	**0**	- 46	- 56
- acquisition of securities	**0**	**0**	- 46	- 56
- long-term loans granted	**0**	**0**	0	0

b) in other companies	0	0	- 9	- 9
- acquisition of securities	0	0	- 9	- 9
- long-term loans granted	0	0	0	0
4. Dividends and other shares in profits paid to minority shareholders	0	0	0	0
5. Other investing expenses	- 79 773	- 373 735	- 14	- 24
III. Net cash flows from investing activities (I-II)	**- 19 887**	**- 93 177**	- 36 546	- 42 098
C. Cash flows from financing activities				
I. Cash provided by financing activities	**25 692**	**42 385**	34 479	41 500
1. Issuance of shares and other capital securities and additional paid-in capital	0	0	0	0
2. Bank credits and loans contracted	23 420	38 149	31 165	35 935
3. Issuance of debt securities	0	0	0	0
4. Other financial income	2 272	4 236	3 314	5 565
II. Cash used in financing activities	**- 24 738**	**- 46 872**	- 15 841	- 28 869
1. Acquisition of own shares	0	0	0	0
2. Dividends and other payments to shareholders	0	0	0	0
3. Profit distribution expenses other than payments to shareholders	0	0	0	0
4. Payments of bank credits and loans	- 21 403	- 40 728	- 10 657	- 20 119
5. Redemption of debt securities	0	0	0	0
6. Payments of other financial liabilities	- 81	- 81	0	0
7. Finance lease commitments paid	- 161	- 161	0	0
8. Interest paid	- 982	- 2 027	- 2 074	- 3 589
9. Other financial expenses	- 2 111	- 3 875	- 3 110	- 5 161
III. Net cash flows from financing activities (I-II)	**954**	**- 4 487**	18 638	12 631
D. Total net cash flows (A.III+/-B.III+/-C.III)	**31 910**	**- 56 862**	34 608	8 057
E. Change in balance-sheet cash and cash equivalents	**31 910**	**- 56 862**	34 608	8 057
- of which change in cash and cash equivalents due to foreign exchange differences	0	0	0	0
F. Cash and cash equivalents - beginning of period	**51 813**	**140 585**	58 564	85 115
G. Cash and cash equivalents - end of period (F+/-D)	**83 723**	**83 723**	93 172	93 172
- of which those with restricted availability				

Signature of person
representing the Company

Andrzej Szułdrzyński
Vice president

Signature of person responsible
for the Company's accounting records

Lidia Mieleszko
Chief Accountant

1. Background

1.1 This consolidated report sets out the balance sheet according to the accounting books as at June 30, 2003 and 2002, and as at March 31, 2003 and 2002, the profit and loss account, the cash flow account and comparative data concerning the changes in shareholders' equity as at the 2nd quarter of 2003 and as at the 2nd quarter of 2002.

1.2 The financial statements have been prepared on the assumption that the Companies forming the Orbis Group further continue their business operations.

1.3 The consolidated report of the Orbis Group includes:

- integrated financial statements of all the organizational units of the Company Orbis S.A. that keep separate accounts,
- financial statements of PBP Orbis Sp. z o.o. and consolidated financial statements of Orbis Transport Sp. z o.o., that have been fully consolidated,
- financial statements of Orbis Casino Sp. z o.o., accounted for by the equity method.

The companies listed below have not been consolidated:

- Wioska Turystyczna Wilkasy Sp. z o.o.,
- P. H. "Majewicz" Sp. z o.o.,
- Globis Poznań Sp. z o.o.,
- Globis Wrocław Sp. z o.o.

The financial statements of these companies as at March 31, 2003 have not been consolidated as figures they have reported are not essential for the implementation of the obligation laid down in Article 4 section 1 of the Accounting Act dated September 29, 1994.

2. The following accounting principles have been applied for the purpose of preparing the financial statements for the 2nd quarter of the year 2003:

2.1 Basis for preparation of the financial statements

The financial statements of the Orbis Group were prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

2.2 The principles of consolidation

The consolidated financial statements prepared as at June 30, 2003, include the financial statements of the joint-stock company Orbis S.A., the financial statements of a limited liability company Polskie Biuro Podróży Orbis Sp. z o.o., in which Orbis S.A. holds 70.41% of shares, the consolidated financial statements of a limited liability company Orbis Transport Sp. z o.o., in which Orbis S.A. holds 84.44% of shares as well as the financial statements of a limited liability company Orbis Casino Sp. z o.o., in which Orbis S.A. holds a stake of 33.33%.

Each share held by Orbis S.A. in PBP Orbis Sp. z o.o. and in Orbis Transport Sp. z o.o. represents one vote. However, in the case of voting on matters involving:

1. amendments to the company's Articles of Association, including alteration of the company's core business,
2. merger of companies,
3. winding-up of a company,
4. sale of the company's business,

as well as in the instances of voting upon the company's transformation, Orbis S.A. is entitled to cast two votes per each share held.

On the basis of Article 4 section 4 of the Act, Orbis S.A. adopted as its accounting principle (policy), that subsidiaries and semi-subsidiaries will be consolidated, if their contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity exceeds 3%. Affiliates whose contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity exceeds 5% will be accounted for by the equity method in the consolidated financial statements. The total share of units excluded from consolidation in the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity may not exceed 10%. At the same time, units which fulfill the above criteria of elimination from consolidation might be included in the consolidated financial statements if they are essential for other reasons.

2.3 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or cost of manufacture less cumulated depreciation write-offs calculated according to the rates reflecting the period of their use and less write-offs for a permanent loss in value.

2.4 Tangible fixed assets and depreciation

Fixed assets are valued at acquisition cost or at cost of manufacture. Fixed assets obtained gratuitously are valued at the net selling price of the same or a similar component of fixed assets.

As at the balance sheet day, fixed assets are valued at acquisition cost or cost of manufacture or at revalued value (following revaluation of fixed assets) less accrued depreciation write-offs including write-offs for a permanent loss in value.

Fixed assets have been revalued from time to time in the past according to their market value or indices announced by the President of the Central Statistical Office. The net result of fixed assets revaluation is appropriated directly to the Company's equity. The last revaluation of the fixed assets was performed as at January 1, 1995.

Work in progress is appraised at the acquisition cost or cost of manufacture, taking into account the cost of servicing liabilities taken for the purposes of financing work in progress and related exchange rate differences minus revenues derived therefrom. In case of a permanent loss in value of a fixed asset under construction, a revaluation write-off is made so that its value equals the net selling price or, in the absence of the net selling price, the fair value of the fixed asset determined otherwise.

Titles to the perpetual usufruct of land reported for the first time in the balance sheet, as the land has been gratuitously acquired from the local administrative authorities, have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating initial fees for the use of this land and that were issued at the time of transfer of title to use by local administrative authorities.

The housing cooperative member's title to buildings and premises has been reported at acquisition price.

In the past years, Companies belonging to the Orbis Group benefited from the investment reliefs on corporate tax payments: Orbis S.A. during the years 1998-2000, Orbis S.A. and PBP Orbis Sp. z o.o. during the years 1994-2000, Orbis Transport Sp. z o.o. during the years 1996-2000.

2.5 Depreciation

As at the date of acquisition of an intangible fixed asset or a fixed asset, a rate of depreciation is determined reflecting the period of economic life of a given fixed asset.

The period of economic life of a fixed asset serves as the basis for the establishment of a period and annual rate of depreciation of intangible fixed assets as well as the period, the annual rate and method of depreciation of fixed assets.

Depreciation and amortization write-offs are made, starting from the first day of the month following the month in which a given asset was accepted for use, until the end of the month in which the value of depreciation write-off became equal to its initial value or in which an asset was designed for liquidation, sold or its lack was reported

2.6 Long-term investments

Long-term investments comprise assets kept by companies for the purposes of generating economic benefit, among others real property, long-term financial assets (interests, shares in other companies and long-term securities), intangibles as well as works of art. As at the acquisition date they are reported according to the acquisition cost or price of purchase, if the costs of carrying out and settling the transaction are insignificant.

As at the balance sheet day they are valued at the market value determined on the basis of a valuation performed by real property expert, except for works of art, the value of which is specified in specialist catalogues.

Titles to perpetual usufruct of land reported for the first time and classified as long-term investments are accounted for at prices stated in first decisions issued by local administrative authorities constituting the basis for the calculation of an initial fee for the use of this land.

2.7 Interest in subsidiaries and affiliates

Interest in subsidiaries and affiliates regarded as fixed assets have been valued at acquisition cost less depreciation write-offs for a permanent loss in value.

2.8 Short-term investments

Short-term investments in non-financial assets are reported at the date of their acquisition at acquisition cost or purchase price if the costs of carrying out and settling the transaction are insignificant. As at the balance sheet day, they are valued at the acquisition cost or market value (fair value), whichever is lower, while short-term investments for which no active market can be found are determined otherwise according to their fair value.

Titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of this land.

2.9 Derivatives

Derivatives are reported when Companies become a party to a binding contract.

As at the balance date derivatives are appraised at their fair value. Derivatives with fair value exceeding "zero" are treated as financial assets while derivatives with negative fair value are treated as financial liabilities.
Profit or loss derived from derivatives is reported in financial income or costs, accordingly, and in the cash flow statement as a flow from operating activities.

2.9.1 Reporting securing derivatives

Profits and losses derived from a change in the fair value resulting from the valuation of a instrument securing the fair value are reported, as at the balance sheet date, as financial costs or income in the profit and loss account in the period in which they were incurred. At the same time, profit or loss from a protected item, which could be attributed to protected risk, adjust the balance sheet value of the protected item and are immediately reported in the profit and loss account as financial income or costs.

Profits and losses derived from a change in the fair value of an instrument securing cash flows are disclosed under a separate item of equity (revaluation reserve) in such a part as a given instrument represents an efficient protection of related item that is being secured. The inefficient part is accounted for in the profit and loss account under financial income or costs. Profits and losses from the protecting instrument are reported in the profit and loss account when the secured item of assets and liabilities affects the profit and loss account.

2.9.2 Derivatives incorporated in contracts

Derivatives incorporated in contracts are conditions following from an executed contract as a result of which a part or the entirety of cash flows derived from the contract changes in a manner similar to that that would be caused by independent derivatives. They form part of the so called basic contracts.

2.10 Creditors and debtors

Amounts due to creditors and from debtors, save for those resulting from financial instruments, are valued, as at the date of their entry into accounting books, according to the nominal value adhering to the principle of prudence. Amounts due to creditors and from debtors are reported at the actual value due to be paid.

Transactions in foreign currencies are reported according to the average rate of exchange of the given currency as at the date of transaction determined by the National Bank of Poland (NBP) unless other exchange rate was specified in a customs declaration or other document binding for a given entity. As at the date of the financial statements, all amounts due from debtors denominated in foreign currencies are converted according to the average daily foreign currency purchase rate quoted on the given day by the bank serving Companies, which cannot be higher than the average rate announced by the National Bank of Poland, while all the amounts due to creditors denominated in foreign currencies are converted according to the average daily currency sale rate for the given day quoted by the bank serving Companies, which cannot be higher than the average rate announced by the National Bank of Poland for the given day.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of debtors. Revaluation write-offs are made for:

- amounts due from debtors that have been put into liquidation or bankruptcy,
- amounts due from debtors involved in proceedings for an arrangement with creditors or in conciliatory proceedings,
- debts questioned by debtors (litigious),
- amounts due from debtors involved in remedial proceedings,
- amounts under litigation,

up to 100% of the amount due.

Also, general revaluation write-offs are made for amounts due from debtors that have been

- overdue for 6 – 9 months – up to 50% of the amount due
- overdue for 9 – 12 months – up to 80% of the amount due
- overdue for over 12 months – up to 100% of the amount due

2.11 Stocks

Tangible current assets are appraised at the average weighted acquisition cost at the date of their acquisition. The acquisition cost (cost of transport, storage, etc.) of raw materials, semi-products, packing and goods is posted to costs in its entirety at the moment of payment. The weighted average of the acquisition cost is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory price at the level of a retail price comprising the purchase price, output VAT and the trade margin. As at the balance date, the value of stocks is adjusted to take into account the VAT and the deflections from the trade margin, hence as a result the value of goods reaches the purchase price.

Tangible current assets are reported at the purchase price or net selling price, whichever is lower.

If an event that permanently reduces the value of stocks occurs during the financial year, revaluation write-offs are made.

2.12 Cash and cash equivalents

As at the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the purchase rate of exchange of the bank that services the Companies' transactions, however, not higher than the average rate of exchange quoted by the National Bank of Poland (NBP).

2.13 Deferred costs and prepayments

As at the balance day, deferred costs are reported according to the initial value less write-offs that had been posted to costs by the balance sheet day. Deferred income is reported, as at the balance sheet day, at its initial value less write-offs, made prior to the balance sheet day, representing the liquidation of deferred income item corresponding to revenues or capital.

Deferred income is reported according to the principle of prudence and include in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash and cash equivalents received to finance the acquisition or manufacturing of fixed assets, equivalent of fixed assets under construction acquired gratuitously, fixed assets and intangibles and a negative goodwill.

2.14 Deferred income tax

According to the Polish regulations, Companies forming the Orbis Group calculate income tax due to be paid in 2003 at 27% of its taxable income.

The deferred income tax assets are determined according to the amount estimated to be deducted from the income tax in the future in relation to negative temporary differences, which will in future reduce the taxation base and a tax loss that may be deducted in the future, calculated according to the principle of prudence. The main factors that affect the occurrence of negative temporary differences are as follows:

- applying a lower depreciation rate for tax purposes than for accounting purposes,
- accrued but unpaid interest on loans, resulting from executed contracts,
- accrued unrealized negative foreign exchange differences,
- set up provisions for anticipated liabilities and losses, including cost-related provisions, which are sure to induce a tax cost at the time of their use,
- made assets revaluation write-offs that will reduce the taxation base in the future

Provision for deferred income tax is set up in the amount of the income tax to be due in the future in connection with the occurrence of positive foreign exchange differences, i.e. differences that will bring about an increase in the taxation base in the future.
The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting revenues from unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences,
- assets revaluation up to the fair value exceeding their acquisition value.

The amount of a provision and assets for the deferred income tax is determined, as at the balance sheet day, in consideration of income tax rates applicable in the year in which the tax liability originated, as a product of the sum of temporary differences (positive and

negative, accordingly) and the income tax rate applicable in the year in which the tax liability originated.
Deferred tax on revenues and costs posted directly to equity is also posted to equity.

2.15 Equity

Equity and other assets and liabilities are assessed at their nominal value.

The initial capital of Orbis Group comprises the initial capital of Orbis S.A. that is reported according to the amount specified in an agreement or Statute and entered in the court register. The initial capital must be valued at least as often as any change in its nominal value occurs.

Supplementary capital comprises annual write-offs of at least 8% of net profit until such time as the its value reaches at least 1/3 of the initial capital.

Reserve capital is created, independently of supplementary capital, from net profit up to the amount determined by the General Assembly.

Revaluation reserve is set up as at the day of:
- fixed assets revaluation performed in the Company pursuant to separate provisions of the law;
- valuation of long-term investments in financial and non-financial assets over and above their initial value (valuation at fair value);
- reporting of a surplus of a nominal value of taken up shares/interest over the value of property contributed in return;
- reporting of the amount of the deferred income tax settled with the revaluation reserve;

Additionally, the revaluation reserve is created (or increased) as a result of the posting of effects of financial instruments.

2.16 Provisions

The Company sets up provisions for sure and highly likely future liabilities, the amount of which can be reliably assessed.
Provisions for future liabilities are created and classified depending on the reason for their creation in the following groups:
- provisions for liabilities related to basic operating activities, resulting from the costs incurred over a given period, that were not documented by means of an external accounting record as at the balance sheet day;
- provisions arising out of the provisions of the law, for benefits for employees to be realized in the course of future reporting periods;
- provisions for the current and deferred income tax;
- other provisions for liabilities,
- restructuring provisions.

The provisions are created in a justified and reasonably assessed amounts as at the date of the occurrence of an event making it necessary for such a provision to be set up, not later however than at the end of the reporting period. As at the balance sheet day, the balance of provisions is verified, appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of its value.

2.17 Principles of determining financial result

In the Orbis Group the net financial result is composed of:

a) operating result
  - profit (loss) on basic operating activities
  - profit (loss) on other operating activities

b) result from financial operations

c) extraordinary items

d) obligatory charges of financial result for income tax paid by Companies forming the Group and payments equalized with them on the basis of separate regulations, as broken down into:
  - current income tax resulting from the taxation base;
  - deferred income tax representing a change of the balance of assets and reserves for the deferred income tax.

The result on basic operating activities constitutes a difference between income and costs relating to the basic operating activities of Companies. Income from the sale of services is valued according to invoiced and rendered services.

Result on other operating activities constitutes a difference between income and costs directly relating to operating activities. Other operating income and costs embrace the following:

- income and costs being a result of ongoing events that took place in the course of the reporting period
- income and costs being a result of changed estimates made at the time of valuation of assets and liabilities other than financial ones,
- income derived as a result of benefits generated in the preceding years being cleared in the future periods.

The result on financial operations constitutes a difference between financial income and financial costs comprising the following groups:

- income from interest, dividends and other benefits resulting from financial assets,
- costs of discount and interest on financial liabilities,
- income in the form of interest on trade and other debtors other than those treated as financial assets and costs of interest on trade liabilities and other creditors not posted to financial creditors,
- income and costs of foreign exchange differences,
- income from the reinstatement of the value of financial assets up to the amount of write-off for loss in value previously posted to financial costs,
- costs of estimates and changes thereof at the time of valuation of assets and financial creditors,
- income relating to the increase in the value of short-term financial assets over their initial value and the their market price value,
- income from the sale of investments, as divided into income from the sale of investments in financial and non-financial assets and costs of sale of financial assets,
- costs of current transactions connected with financial operations.

The result of extraordinary items is a difference between profits and losses that occurred as a result of events that are difficult to be foreseen, not connected with the operating

activities of entities and not related to the general risk of conducting operations, in particular it applies to catastrophes, fires, floods and other misfortune. The result on extraordinary operations includes profits or losses generated in the current period that occurred as a result of misfortune, loss incurred in relation to the setting up of a provision for misfortune or the change of its amount, profits from the dissolution of such a provision or the change of its amount.

Current income tax, charged to the financial result of the reporting period, is determined according to the amount of income tax due, as shown on the tax declaration for the current reporting period, net of the amount of the current income tax for past years if it is classified as a basic (fundamental) error which is reported in equity as an adjustment of profit/loss from past years.

Deferred income tax charged to the financial result of the reporting period constitutes a change in the balance of assets and provisions for deferred income tax being the result of events reported in the financial result of that period.

3. **Adjustment of financial statements for the preceding period**

The consolidated financial statements of the Orbis Group for the 1st quarter 2003 have been adjusted in connection with the fact that Orbis Transport commenced to consolidate financial figures of the company Capital Parking Sp. z o.o..

Specification of differences between figures as at the end of the 1st quarter 2002 reported in the consolidated financial statements and the figures including the newly consolidated company.

CONSOLIDATED BALANCE SHEET	balance as at March 31, 2003 end of 1st quarter prior to the adjustment	balance as at March 31, 2003 end of 1st quarter following the adjustment
I. Fixed assets	1 241 085	1 241 180
1. Intangible fixed assets, of which:	8 760	8 763
3. Tangible fixed assets	1 194 913	1 195 005
II. Current assets	206 944	207 157
2. Short-term debtors	66 184	66 179
3. Short-term investments	111 819	112 034
4. Short-term deferred costs and prepayments	16 446	16 449
Total assets	1 448 029	1 448 337
I. Equity	1 176 729	1 177 023
8. Profit (loss) from previous years brought forward	99 435	99 760
9. Net profit (loss)	-10 631	-10 662
II. Minority capitals	9 197	8 947
IV. Creditors and provisions for creditors	262 103	262 367
3. Short-term creditors	84 406	84 664
4. Accruals and deferred income	8 342	8 348
Total liabilities	1 448 029	1 448 337

CONSOLIDATED PROFIT AND LOSS ACCOUNT	balance as at March 31, 2003 end of 1st quarter prior to the adjustment	balance as at March 31, 2003 end of 1st quarter following the adjustment
I. Net sales of finished products, goods for resale and raw materials, of which:	149 014	149 552
II. Costs of products, goods and raw materials sold, of which:	128 639	129 141
III. Profit (loss) on sales (I-II)	20 375	20 411
V. Costs of general overheads	24 427	24 519
VI. Profit (loss) on sales (III-IV-V)	-12 879	-12 935
IX. Operating profit (loss) (VI+VII-VIII)	-14 016	-14 072
X. Financial income	5 344	5 345
XIII. Profit (loss) on business operations (IX+X-XI+/-XII)	-12 189	-12 244
XVII. Gross profit (loss) (XIII+/-XIV-XV+XVI)	-12 189	-12 244
XXI. Minority (profits) losses	1 138	1 162
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)	-10 631	-10 662

4. Analysis of figures reported in the balance sheet

As at the end of the 2nd of 2003 the balance sheet total did not differ significantly from the corresponding figure reported in the preceding period. The most significant impact on results generated by the Orbis Group is exerted by the dominant company Orbis S.A., assets of which account for 92.2% of assets of the consolidated balance sheet while revenues from the sale of finished products, goods and raw materials contribute a 73.7% share in the Group's revenues.

Assets

The structure of Group's assets is traditionally dominated by fixed assets (83.2% of total assets) with the prevailing share contributed by the tangible fixed assets of the dominant company – hotel buildings, land as well as titles to perpetual usufruct of land. As a result, tangible fixed assets contributed a 96.6% share in fixed assets and 80.3% in total assets. Other items had approx. 1% share in fixed assets. In current assets the dominant role is played by short-term investments (52.6% share in current assets) followed by short-term debtors (33.4%).

As at the end of the 2nd quarter of 2003, fixed assets went down by 1.4% as compared to the end of the corresponding period of past year and increased by 2.8% as compared to the end of the preceding quarter. This was attributable to the last year's sale of a Dutch law company under the business name of AWSA Holland II BV and to the reclassification of real property that used to be treated as investments to short-term investments, which in turn, affected the level of long-term investments that, in the 2nd quarter of 2003, accounted for a mere 20.4% of the last year's total. However, a minor growth in fixed assets in the current quarter was the effect of insignificant changes in the tangible fixed assets item connected with purchases and upgrading, bringing about an increase in their balance by 3.1% as compared to the end of the 1st quarter of 2002.

As at the end of the 2nd quarter, the balance of current assets increased by 10.1% as compared to the 2nd quarter of 2002 and by 24.8% as compared to the 1st quarter of the current year. This is attributable mainly to the increase in the short-term investments in short-term securities held by the dominant company and to the posting in that group, due to the reclassification, of real estate intended for to be sold in a short period of time. Short-term debtors went up by 11.5% as compared to the 2nd quarter of 2002; it went up by 30%% as compared to the 1st quarter of the current year. The dominant position is played by trade debtors, both affiliates and other companies, yet all the Companies forming the Group execute the prevailing part of their transactions with non-affiliated companies. As compared to the end of the 2nd quarter of 2002, a 20% drop in stocks was reported, that predominantly resulted from continued pursuance of the Company's policy related to the reduction of stocks. The level of deferred costs and prepayments was, in the 2nd quarter of 2003, by 0.6% lower as compared to the end of the 2nd quarter of 2002; it grew, however, by nearly 40% as compared to the end of the preceding quarter chiefly as a result of the posting of operating costs such as fees for the perpetual usufruct of land, tax on real property, land taxes, write-offs for the Company Social Fund and costs of wages and salaries.

Liabilities

The shareholders' equity of the Orbis Group comprises the initial capital of the dominant company, the supplementary capital, the revaluation reserve, other reserve capitals, past year's profits brought forward and the net profits. The ratio of shareholders' equity to total liabilities fluctuates slightly and accounted for 78.4% of the Group's total liabilities in the 2nd quarter of 2003. The initial capital accounts for 7.7% of the shareholders' equity, the supplementary capital for 61.7% and the revaluation reserve for 22.4%, while other reserve capitals for 5.4% .

Creditors and provisions account for 20.9% of liabilities. Short-term creditors represented 41.8% of that group, provisions for future liabilities – 30.1%, long-term creditors – 24.6%. Accruals and deferred income account for 3.5% of creditors and provisions for future liabilities and mainly comprise short-term deferred operating income.

The value of the initial capital did not change. As compared to the end of the 2nd quarter of 2002, supplementary capital grew by 2.7% while the revaluation reserve went down by 6.2%. The growth of supplementary capital was, first and foremost, attributable to the distribution of profit generated by Orbis S.A. in the year 2002 and in the previous years and to the reallocation of insignificant amounts from the revaluation reserve in relation to the sale of fixed assets. Changes reported in the revaluation reserve result mainly from the sale of fixed assets. Other reserve capitals were credited with an amount equivalent to the value of titles to perpetual usufruct of land granted to Orbis by virtue of administrative decisions and for the first time reported in the Company's assets and as a result of distribution of profit generated in the year 2002.

At the end of the 2nd quarter of 2003, provisions for future liabilities accounted for 97% of this figure reported in the 2nd quarter of the preceding year and in practice did not change as compared to the 1st quarter of 2003. The most significant item, with a 45.2% share in total provisions, was a provision for pension benefits and alike that decreased by 15.9% as compared to the corresponding period of the preceding year. . The drop was

brought about by the use and liquidation of part of this provision by Orbis S.A. – other Companies forming the Group reported a growth in the said provision.. As compared to the past year, the provision for deferred income tax as well as other provisions went up.

Long-term creditors decreased by 9.4% as compared to the end of the 2nd quarter of the preceding year. This item predominantly includes a long-term credit granted to Orbis S.A. by a consortium of banks and other Companies' liabilities.

Short-term creditors accounted for 94.9% of the corresponding figure reported at the end of the 2nd quarter of 2002. Slight increase in that item was reported only by Orbis Transport. Liabilities to other companies (a 90% share) and, in terms of liabilities type, trade creditors, dominated the short-term creditors. The decrease in short-term creditors was connected, among others, with the repayment of short-term loans as well as with the decrease of all other liabilities items. Special Funds (Social Benefits Fund) decreased 11.7%.

5. Analysis of information contained in the financial statement – comparative changes in equity

In the 2nd quarter of 2003, no changes occurred in the initial capital of the Group.

The supplementary capital went up which was brought about by the distribution of profit generated by Orbis S.A. in 2002 and in the previous years as well as by the reallocation of amounts from the revaluation reserve in connection with the sale of fixed assets and titles to perpetual usufruct of land. The decline occurred as a result of coverage, by Orbis Travel, of losses from previous years and for the accounting year 2002 with funds from the supplementary capital. In consequence, the two quarters of 2003 saw an increase in the supplementary capital.

The revaluation reserve declined insignificantly due to the sale of fixed assets.

Other reserve capitals were credited with an amount equivalent to the value of titles to perpetual usufruct of land granted to Orbis S.A. by virtue of administrative decisions and reported in the Company's assets for the first time as well as a result of distribution of profit from 2002; a minor decrease was connected with the sale of one of titles to perpetual usufruct of land. Consequently, as at the end of the 2nd quarter of 2003, the reserve capital stood at PLN 65,313 thousand.

In the 2nd quarter of 2003, the General Assembly of Shareholders granted its consent for the distribution of profit from previous years to credit the supplementary capital and the reserve capital and, therefore, as at the end of the 2nd quarter of 2003, this item included profits from previous years generated by Orbis Transport. The loss incurred by PBP in the previous years was covered with the funds from the Company's reserve capital and equaled "zero" as at the end of the 2nd quarter of 2003.

As a result of the above presented changes, as at the end of the 2nd quarter the equity amounted to PLN 1,203,800 thousand.

6. Analysis of information contained in the financial statements – the cash flow statement

The cash flow statement of the Group is prepared by an indirect method. Total flows in the Group are most significantly affected by results of the dominant company.

After the 2nd quarter of 2003, net cash flows from operating activities closed with a positive value. As regards the 2nd quarter of 2003 alone, cash flows were by 3.2% lower than in the corresponding period of past year, and in aggregate for the 1st half of 2003 – by 8.7% higher. This resulted predominantly from a positive net result generated by the Group in that period that was more than four times higher than in the preceding year.

The basic "costs" item reducing the Companies' financial result is depreciation. Other adjustments of non-cash items were connected with the increase in the balance of short-term creditors, among others, for accrued dividend for Orbis S.A. shareholders resulting from the distribution of financial result for the year 2002. A change in the balance of provision for anticipated liabilities and losses occurred as a consequence of the setting up of new provisions, among others for liabilities towards employees, for deferred income tax, for fees for perpetual usufruct of land and for pending court proceedings. Increase in expenditure posted under deferred costs was a result of clearing in time of costs of additional wages and salaries for employees, fees for perpetual usufruct of land, real estate and land taxes and contributions to the Social Benefits Fund.

In the current period, the investment operations were dominated by Orbis S.A. receipts from the sale of shares in the company PolCard. Other receipts and investment outlays related to the purchase and sale of short-term securities and receipts from the transfer of fixed assets and intangibles. Flows from investment activities closed with a negative balance of cash and cash equivalents.

Net cash flows from financial activities included receipts from banking credits and loans taken by PBP Orbis and Orbis Transport. The expenditure side comprised the repayment of loans and payment of interest on a credit as well as payment of installments under finance lease contracts executed by PBP Orbis. As at the end of the 2nd quarter of 2003, the Group reported negative net cash flows from financial activities although in the 2nd quarter alone the result was positive.

Flows generated by the Companies forming the Group from the basic type of activity were sufficient to generate a positive balance of cash and cash equivalents as at the end of the period despite negative net cash flows from other types of activity.

7. Performance of the Orbis Group

7.1 The overall result of the Orbis Group can be broken down as follows:

1. Performance of consolidated companies, i.e.:

- Orbis S.A.	profit of	PLN 30 073 thousand
- PBP Sp. z o.o.	loss of	PLN –3 758 thousand
- Orbis Transport Sp. z o.o.	profit of	PLN 7 220 thousand
Total profit		**PLN 33 535 thousand**

2. and the following adjustments:
   - share of minority shareholders in the loss of PBP +PLN 1 114 thousand
   - share of minority shareholders in the profit of Orbis Transport - PLN 1 123 thousand
   - share in the loss of Orbis Casino Sp. z o.o. +PLN 1 263 thousand

Total adjustments -PLN 1 272 thousand

Total as at June 30, 2003 + PLN 32 2631 thousand

7.2 In the 2nd quarter of 2003 sales revenues generated by Orbis S.A. amounted to PLN 160,140 thousand, i.e. by 7.7% lower than in the 2nd quarter of 2002. Occupancy rate amounted to 50.3%, i.e. 2.4 percentage points lower than in the 2nd quarter of 2002. Orbis S.A. hotels reported an Average Daily Rate (ADR) at the level of PLN 213.2, i.e. by 2.1% higher than in the 2nd quarter of 2002. Revenue per available room (RevPAR) amounted to PLN 107.2 PLN, that figure being by 2.5% lower as compared to the 2nd quarter of 2002. In the 2nd quarter of 2003, the total number of rooms sold in Orbis Hotel Group amounted to 441,118, i.e. by 8.3% less than in the 2nd quarter of 2002. The total number of available rooms stood at 9.641 which was by 4.0% lower than in the 2nd quarter of 2002.

In the 1st half of 2003 sales revenues generated by Orbis S.A. amounted to PLN 271,456 thousand, i.e. by 9.7% lower than in the 1st half of 2002. Occupancy rate amounted to 40.6%, i.e. 3 percentage points lower than in the 1st half of 2002. Orbis S.A. hotels reported an Average Daily Rate (ADR) at the level of PLN 215.2, i.e. by 1.3% higher than in the 1st half of 2002. Revenue per available room (RevPAR) amounted to PLN 87.3, that figure being by 5.7% lower as compared to the 1st half of 2002. In the 1st half of 2003, the total number of rooms sold in Orbis Hotel Group amounted to 709,999, i.e. by 9.8% less than in the 1st half of 2002. The total number of available rooms stood at 9.666 which was by 3.2% lower than in the 1st half of 2002. The decrease in the number of rooms available in Orbis S.A., both in the 2nd quarter of 2003 as well as in the 1st half of 2003, was brought about by Sofitel in Kraków having been closed in November 2002.

In line with the business and tourist traffic calendar in Poland, the 2nd quarter of 2003 was a period of intensified sales of hotel services, as compared to the first three months of the year. Sales of room services in Orbis S.A. hotels realized in that period confirm the positive co-relation between the level of sales of Company's services and the GDP growth rate in Poland and in the European countries as well as with the international geo-political situation shaping up the overall level of tourist traffic in the world. It should also be highlighted that a growth in the Average Daily Rate observed in the 2nd quarter of 2003 as well as in the entire 1st half of the year is attributable to a sustained strong EURO/PLN exchange rate over that period which allowed to generate better revenues from the sale of rooms to the foreign incoming traffic. However, strong competition in the hotel industry invariably exerts an adverse impact on the sales of rooms in Poland. Growth in the number of available rooms that has for a few years been observed keeps bringing the number of sold rooms down in individual hotels belonging to the network and adversely affects the level of realized prices.

The rate of GDP growth in Poland in the 2nd quarter of 2003, as assessed by the Ministry of Finance, stood at 3.2% and is reflected in the sales of rooms to business clients,

which, in the 2nd quarter of 2003, despite strong competition in the industry, remained at the level reported in the 2nd quarter of 2002 (+0.7% 2nd quarter of 2003/2nd quarter of 2002), and in the 1st half of 2003 it went down by 2.5% as compared to the 1st half of 2002. Therefore, the share contributed by business clients to the number of rooms sold in the 2nd quarter of 2003 increased to reach 51.7% (47.1% in the 2nd quarter of 2002), and in the 1st quarter of 2003 the said share amounted to 57.6% (53.4% in the 1st quarter of 2002). In the 2nd quarter of 2003, the Average Daily Rate in the business segment stood at PLN 255.4 which was by 3.7% less than in the 2nd quarter of 2002. In the 1st half of 2003, the ADR generated in that segment amounted to PLN 248.1 which translated into a 3.7% drop as compared to the 1st half of 2002.

Sales of rooms to tourists fell mainly as a result of Iraqi conflict and, partially, due to a limited tourist traffic caused by the occurrence of the SARS virus. In the 2nd quarter of 2002, sales of rooms in that segment decreased by 16% as compared to the 2nd quarter of 2002 while in the 1st half of 2003 the drop in the sales of rooms in that segment amounted to 17.9%. Therefore, he share of tourists in the number of rooms sold went down, in the 2nd quarter of 2003, to 48.3% (52.9% in the 2nd quarter of 2002) and in the 1st half of 2003 it amounted to 42.4% (46.6% in the 1st half of 2002). In the 2nd quarter of 2003, the ADR reported in the tourist segment amounted to PLN 167.8, i.e. it rose by 5.7% as compared to the 2nd quarter of 2002. In the 1st half of 2003, ADR in the tourist segment equaled PLN 170.9 and grew by 6% as compared to the 1st half of 2002.

In the 2nd quarter of 2003, Poles accounted for 30% of guests visiting Orbis S.A. hotels and the sales of rooms to Poles decreased by 10.5% as compared to 2nd quarter of 2002. The share of foreigners in rooms sold equaled 70% over that period and the sales of rooms to foreign guests went down by 7% as compared to the 2nd quarter of 2002. In the 2nd quarter of 2002, Germans represented the most numerous group of Orbis S.A. hotels' guests and contributed a 27.5% share to total number of rooms sold, which was accompanied by a drop in the number of rooms sold by 4.8% (26.5% share in the 2nd quarter of 2002). Scandinavians formed the second large group contributing a 7.1% share to rooms sold – with an increase in the number of rooms sold by 2.8% (6.3% share in the 2nd quarter of 2002) followed by citizens of USA and Canada whose share in the number of rooms sold equaled 5.1%, which represented a drop in rooms sold by 31.2% (6.8% in the 2nd quarter of 2002).

In the 1st half of 2003, Poles accounted for 37.5% of guests of Orbis S.A. hotels and the share they contributed to rooms sold went down from 38.4 in the 1st half of 2002. The number of rooms sold to Poles over that period decreased by 11.7% (1st quarter 2003/1st quarter 2002). The share in rooms sold contributed by foreigners rose from 61.6% in the 1st half of 2002 to 62.5% in the 1st half of 2003, with a drop in the sales of rooms to foreigners by 8.4% (1st half of 2003/1st half of 2002). The share of guests from Germany in the rooms sold stood, in the 1st half of 2002, at 21.6% (20.5% in the 1st half of 2002), with a 5% decline in the rooms sold (1st half of 2003/1st half of 2002). Scandinavians accounted for 6.4% of guests staying at Orbis S.A. hotels (6.3% in the 1st half of 2002), with a drop in the rooms sold by 7.7% ((1st half of 2003/1st half of 2002). The share of citizens of USA and Canada equaled 4.1% (5.4% in 1st half of 2002), with a 30.2% decline in rooms sold (1st half of 2003/1st half of 2002).

Continued program of employment restructuring brings about a constant reduction in the number of employees. As at the end of the 2nd quarter of 2003, the average employment at the level of 5,810 was by 16.4% lower than in the past year. The employment coefficient went from 0.64 at the end of the 2nd quarter of 2002 down to 0.55 in the year 2003. The average wages and salaries for the first six months of the current year amounted to PLN 2,560.

In the two quarters of 2003, the share of net revenues from the sale of finished products, goods for resale and raw materials in total revenues amounted to 89.2% (85.1% in the 2nd quarter alone), while the share of costs of products sold in total costs – 73.3% (71.5% in the 2nd quarter) while the figure including costs of sales and general overheads amounted to 94.9%, and, therefore, changes in those items determine the Company's financial result to the most extent.

Following the two quarters of 2003, the incurred costs of finished products, goods for resale and raw materials were reported at the level of 85.5% of costs incurred in the corresponding period of the preceding year, costs of sales decreased by 5.8%, while general overheads fell by 5.2%. Similar ratios are reported for the 2nd quarter of 2003.

Consequently, after the two quarters of 2003, the Company generated a profit on sales amounting to PLN 22,317 thousand, i.e. 142.8% of the result reported in same period of 2002. Other operating revenues were by 31% and other operating costs by 41% higher than in the past year. In the 2nd quarter of 2003 alone, revenues grew by 23% while costs went up by 102% as compared to the 2nd quarter of 2002. Other operating revenues include, among others,: revenues from trade marks, donations and damages received, refunds of apprentices' remuneration, revenues from property treated as investments.

In the course of two quarters of 2003, the Company generated financial income in the amount of PLN 27,438 thousand (over eight times more than in the corresponding period of past year) and incurred costs amounting to PLN 1,732 thousand (by 42.8% lower than in the corresponding period of the preceding year). Revenues went up in the 2nd quarter of 2003 as a result of a transaction of sale of company PolCard finalized in May. In consequence, the Company generated high result on financial activities amounting to PLN 25,706 thousand. Other financial income comprised of: dividend and interest on short-term banking deposits as well as positive foreign exchange differences. Financial costs were dominated by costs of interest on loans and credits and negative foreign exchange differences.

Following the two quarters of 2003, the Company generated a net profit of PLN 30,073 thousand, i.e. over four times higher than after two quarters of 2002.

7.3 Following the two quarters of 2003, **PBP Orbis Sp. z o. o.** recorded sales revenues of PLN 69,319 thousand, reflecting a 1.2% decrease as compared to the corresponding period of the preceding year. Revenues grew in the organization of congresses and travel services. Lower revenues were recorded in the foreign outgoing and incoming traffic and in domestic traffic. The performance recorded in the 1st half of the year was strongly affected by the geopolitical situation, first and foremost, the war waged in Iraq and the SARS risk. Additionally, the rather low activity of the Polish economy that prevailed represented another factor reducing the demand for tourist services.

The costs of finished products, goods and raw materials sold have practically not changes since the 1st half of the preceding year. Costs of sales were by 4.1% higher than at the end of the 1st half of 2002, the costs of general overheads were by 3% lower.

Sales revenues accounted for 92.8%% of total revenues, while costs of products sold contributed 79.2% to total costs and together with costs of sales and costs of general overheads – 93.5%.

As a result, after two quarters of 2003 the Company incurred a loss on sales. The most substantial loss, as broken down to segments of Company's operations, was noted in foreign outgoing traffic.

Other operating revenues included liquidated provisions from the preceding year, advertisements in the Orbis catalogue and receipts from the supervision over licenses. Other operating costs comprised predominantly depreciation of goodwill and set up write-offs for doubtful receivables. After the two quarters of 2003, a positive balance of other revenues and operating costs was recorded.

In the 1st half of 2003, the balance of financial operations was positive. Financial income was at the level of 67.7% of the figure reported in the preceding year, while costs at the level of 75.3%. Financial income and costs comprised interest and other financial income and costs.

As a result, the Company ended the two quarters of 2003 with a loss of PLN 3,758 thousand.

The Company continued its employment reduction efforts, mainly in the transportation, financial and accounting departments as well as in administration. At the end of the 2nd quarter of 2003, the average employment was by 13% lower than in the corresponding period of the past year.

7.4 **Orbis Transport Sp. z o.o.** after the two quarters of 2003, increased its sales by 20.7% as compared to the level recorded in the corresponding period of 2002. Sales contributed a 87.2% share to the Company's total revenues and, therefore, changes in the level of generated sales exerts most significant influence on the Company's results. The Company generated revenues on its basic activities, i.e. bus transport, short-term and long-term car lease.

In the same period, costs of products sold, the share of which in total costs of the Company amounted to 86.7%, were by 11.7% higher than in the preceding year. Costs of sales were by 11.5%, and general overheads by 14% higher than in the past year.

Growth in sales was sufficient to generate profit on sales in the 1st half of 2003.

Other operating activities consisted predominantly in the sale of the Company's assets and, following the two quarters of 2003, a positive balance was recorded in other income and operating costs by 167.3 higher that the result achieved in the past year.

Financial income generated by the Company was by 161.4% higher, and financial costs by 72.9% lower than in the two quarters of the preceding year. Such a substantial cut in costs was connected with savings in costs of interest and resulted, among others, from a continued strategy of balanced structure of credits financing Company's operations. High level of financial income was brought about, among others, by realized positive foreign exchange differences.

As a result, gross profit was over four times higher than in the 1st half of 2002 while, with the income tax included, the net profit amounting to PLN 7,220 thousand was more than five times higher.

At the end the 2nd quarter of 2003, the average employment amounted to 209 persons.

8. Additional information

8.1 As at July 22, 2003, the share capital of the Company amounted to PLN 92 154 016 and was composed of 46 077 008 shares having a nominal value of PLN 2 each. Shareholders holding over 5% of the Company's shares encompass:

Shareholder	Share of votes at the General Assembly as at April 30, 2003.	Changes from April 30, 2003, till July 22, 2003	Share in the initial capital as at July 22, 2003 (share in the total number of votes).	No of shares as at July 22, 2003 (number of votes)
Accor SA	29.34%	-	29.34%	13 519 251
Deutsche Bank *(including Reib International*	12.42%	-	12.42%	5 721 357
Holdings Limited – a subsidiary of DB AG)	*10.37%*	-	*10.37%*	*4 778 190*
CU OFE BPH CU WBK	5.08%	-	5.08%	2 228 652
Globe Trade Centre S.A	5%	-	5%	2 303 853
JP Morgan Fleming Asset Management Ltd	5%	-	5%	2 307 600
State Treasury	4.07%	-	4.07%	1 875 000
Other shareholders	28.72%	-	28.72%	13 233 105

According to possessed information, since the date of submission of the preceding quarterly report. no changes occurred in respect of the holding of Orbis S.A. shares by persons managing or supervising the Company.

8.2 As at June 30, 2003, the initial capital of the Polish Travel Agent Orbis Sp. z o.o. amounts to PLN 16 453 ,900.00. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at June 30, 2003
Orbis S.A.	70.409
Beton Stal S.A.	16.312

Invor Sp. z o.o.	5.423
Chrobot Reisebüro	0.245
Wilanów Sp. z o.o.	0.064
Biuro Podróży Zbigniew	0.009
Natural persons	7.538

According to possessed information, no changes occurred in respect of the shareholdings of Orbis Travel shareholders since the date of submission of the preceding quarterly report.

8.3 As at June 30, 2003, the initial capital of Orbis Transport Sp. z o.o. amounts to PLN 14 429 300.00. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at June 30, 2003
Orbis S.A.	84.437
L.G. Petro Bank S.A.	13.858
Chrobot Reisebüro	0.362
PBP Orbis Sp. z o.o.	0.185
Natural persons	1.158

According to possessed information, no changes occurred in respect of the shareholdings of Orbis Transport shareholders since the date of submission of the preceding quarterly report .

8.4 As at June 30, 2003, the initial capital of Orbis Casino Sp. z o.o. amounts to PLN 2,592,000.00. The company's shareholders include:

Orbis S.A.	33.33%
Finkorp Sp. z o.o.	33.33%
ZPR S.A	33.33%

On June 12, 2003 the Ordinary General Assembly of Shareholders took decision to increase the initial capital from Company's funds up to the amount of PLN 4,500,000. The registration procedure related to the aforementioned increase is currently pending before the National Court Registry. The share that Orbis S.A. holds in the Company equity and in the total number of votes has not changed.

8.5 In the period between January 1, 2003 and June 30, 2003, Orbis S.A. did not conclude any transactions with affiliates, the PLN denominated value of which would exceed EUR 500.000 and which were not typical or routine transactions made on market conditions, the nature and conditions of which result from the current operating activities pursued by the Company.

8.6 In the period between January 1, 2003 and June 30, 2003 neither Orbis S.A. nor its subsidiaries issued guarantees for credits or loans, they did not issue issued any guarantee for the benefit of an entity or its subsidiary, either, the total value of which would amount to at least 10% of Orbis S.A. equity.

9. Other events affecting the financial standing of Companies forming the Orbis Group

9.1 On February 28, 2003, the Management Board of Orbis S.A. acting jointly with six other shareholders of the company PolCard S.A. with its registered address in Warsaw, in aggregate holding 99.67% of the Company's initial capital, signed an agreement for the sale of their share holdings in the Company. The Company sold the entire block of shares held by it, comprising of 3,000 (three thousand) registered shares having a total nominal value of 300,000 Zloty (three hundred thousand) and constituting 9.9% of Polcard's initial capital for a price constituting in Polish zlotys an equivalent of US$ 5,940,600.
The buyer is G.I.C. Usługi Finansowe Sp. z o.o. with its registered address in Warsaw, a subsidiary of GTECH Corporation with its registered address in West Greenwich, Delaware, USA. Indirect shareholders of the buyer are also the Innova/98 L.P. and Innova/3 L.P. funds.

The share sale agreement was conditional by nature and became binding upon obtaining a consent of the President of the Office for the Protection of Consumers and Competition and upon waiver by the Polish Banks' Association of its pre-emptive rights to purchase the Company's shares.
/Current report no. 3/2003/

9.2 On April 1, 2003, Orbis S.A. and Accor Poland signed an Amending Annex to the Conditional General Franchising Agreement dated July 26, 2000, concerning the Mercure Helios Hotel in Toruń. By virtue of the said Annex, this hotel operating as Helios Hotel in Toruń will begin its operations under the Mercure brand as from April 1, 2003. At present, modernization works are being finalized in the hotel. The Mercure Helios Hotel in Toruń is the eight hotel belonging to Orbis S.A. and operating under the Mercure brand.
/Curent report no 5/2003/

9.3 The Supervisory Board of Orbis S.A. took a decision to extend the agreement executed with a chartered auditor – the company Deloitte and Touche Audit Services Sp. z o.o. having its seat in Warsaw at 6 Fredry street, entered in the register of entities authorized to audit financial statements under the number 73, with which "Orbis" S.A. has cooperated in the field of the audit of financial statements since 2000 and to entrust the aforementioned chartered auditor with the review and audit of financial statements of the company "Orbis" S.A. and of the consolidated financial statements of the Orbis Group for the year 2003.

9.4 Since the conditions precedent incorporated in the share sale agreement involving the block of shares held by Orbis S.A. in the company PolCard S.A. with its corporate seat in Warsaw (the Company) signed on February 28, 2003, with six other shareholders of the Company, holding jointly with the Seller 99.67% of the Company's initial capital, have materialized, on May 22, 2003 the parties to the transaction performed the acts

needed to transfer the shares in PolCard to the Buyer and receive the payment of the price.
/Current report no 9/2003/

9.5 On June 24, 2003, Orbis S.A. and Accor Polska Sp. z o.o. having its corporate seat in Warsaw and Accor S.A. having its z corporate seat in Evry, France, entered into a Share Sale and Purchase Agreement of shares in the company Hekon Hotele Ekonomiczne S.A. having its z corporate seat in Warsaw.

According to § 2.1.30 of the Regulation issued by the Council of Ministers on October 16, 2001, concerning current and periodical information to be reported by securities' issuers (official journal "*Dz. U.*" No 139, item 1569, as amended), two companies, i.e. Accor Polska and Accor S.A. are affiliated with Orbis since Accor S.A. has over 20% of votes at the General Assembly of Orbis Shareholders, while Accor Polska is a subsidiary of Accor S.A.

By virtue of the Agreement, Orbis undertook to purchase, and Accor Polska undertook to sell 100% shares in the registered capital of Hekon. The acquisition of Hekon shares by Orbis is conditional upon obtaining, by Orbis, of the consent given by President of the Consumer and Competition Protection Office and a decision issued by the Minister of Internal Affairs and Administration (conditions precedent).

The price of Hekon shares defined in the Agreement amounts to PLN 404,168,107.92, which exceeds 10% of "Orbis" S.A. equity, therefore the said Agreement is deemed a "material agreement". The Agreement provides for a mechanism of partial settlement of the price in the amount of approx. PLN 110,000,000 with the use of cash in possession of Hekon and a price adjusting mechanism based on Hekon's financial results on the date of acquisition of shares by Orbis. The price will be paid in two installments, of which one being equal to 85% is payable on the date of acquisition of shares by Orbis and the second equal to 15% of the price will be payable not later than within 5 years from the date of acquisition of shares by Orbis. In respect to the first installment, the parties agreed that it will be converted into euro according to the mean rate of exchange published by the National Bank of Poland (NBP) on the date preceding the date of signing the Agreement, and the parties will split in half the financial effects resulting from the fluctuation of the euro/zloty exchange rate between the date of signing the Agreement and the transaction closing date. The second installment of the purchase price, after being converted into euro according to the mean rate of exchange published by the NBP on the date preceding the date of signing the Agreement, will bear interest rate until the date of payment according to the EURIBOR for 6-month deposits plus 1%. The accrued interest will be paid per annum on each anniversary of acquisition of the shares by Orbis.

Under the said Agreement, Accor Polska made the following covenants:

- not to take up any competitive activity within 8 years from the date of Orbis' acquisition of Hekon shares; in case of breach of this covenant, Accor Polska will be obligated to pay a contractual penalty to Orbis in the amount of 7.5% of net revenues of each hotel which would conduct an activity in violation of the non-competition covenant;

- to enter into an agreement with Orbis, by virtue of which Orbis would take over the management of the Mercure Chopin hotel in Warsaw from January 1, 2004; in case of breach of this covenant, Accor Polska will be obligated to pay a contractual penalty to Orbis in the amount of 1.5% of the Hekon share purchase price;
- in case of opening by any of the companies belonging to the Accor Group, within 8 years from the date of acquisition of Hekon shares, of a hotel under any of Accor brands in Lithuania, Latvia, Estonia or the Kaliningrad district, to enter into an agreement with Orbis so that Orbis would manage such a hotel;
- in case of opening by Orbis, within 8 years from the date of acquisition of Hekon shares, of a hotel in Lithuania, Latvia, Estonia or the Kaliningrad district, to enter into an agreement under which Orbis would be permitted to manage such a hotel under one of Accor brands;
- to engage in negotiations with a view to enter into an agreement for sale to Orbis of shares in the company which is currently in charge of construction of the "Ibis Muranowska" hotel in Warsaw, after completion of the said construction process.

In addition, Orbis made certain covenants to Accor Polska under the said Agreement. Violation of some of such covenants would result in a duty to pay contractual penalties by Orbis. The value of such contractual penalties may not exceed 5% of the Hekon share purchase price plus an equivalent in Polish Zloty of euro 640,000. In case of breach of any of the covenants by Orbis, Accor Polska shall be entitled to seek indemnity in excess of the contractual penalty, is the value of damages actually incurred by Accor Polska exceed the amount of the contractual penalty.

In the Agreement, Accor S.A. guaranteed the payment by Accor Polska of all an any amounts lawfully adjudicated as payable by Accor Polska to Orbis under this Agreement.
/Current report no 13/2003/

9.6 As of June 25, 2003, Mr. David Netser resigned from his function as a member and Vice-Chairman of the Orbis S.A. Supervisory Board.
/Current report no 14/2003/

9.7 On June 26, 2003 the General Assembly of Orbis S.A. Shareholders was held. The General Assembly approved the following:

1. the Management Board's report on the activity of the Company for the period from January 1, 2002, up till December 31, 2002.,
2. the financial statements of the Company including:
   - balance sheet prepared as of December 31, 2002, showing the total assets and liabilities figure of PLN 1,377,401,709.69 (say: one billion three hundred seventy seven million four hundred and one thousand seven hundred and nine Polish Zloty and 69 Grosze);
   - profit and loss account for the period from January 1, 2002, up till December 31, 2002, showing a net profit of PLN 31,056,963.89 (say: thirty one million fifty six thousand and nine hundred sixty three Polish Zloty and 89 Grosze);
   - comparative changes in equity, reported as of January 1, 2002, at PLN 1,175,150,211.28 (say: one billion one hundred seventy five million one hundred fifty thousand and two hundred and eleven Polish Zloty and 28 Grosze) and the balance as of December 31, 2002, amounting to PLN 1,170,395,623.94

(say: one billion one hundred seventy million three hundred ninety five thousand and six hundred and twenty three Polish Zloty and 94 Grosze);

- cash flow statement for the period from January 1, 2002, up till December 31, 2002, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 54,217,471.86 (say: fifty four million two hundred seventeen thousand four hundred and seventy one Polish Zloty and 86 Grosze);

3. the apportionment of the net profit generated during the financial year ended December 31, 2002, amounting to PLN 31,056,963.89 (say: thirty one million fifty six thousand and nine hundred sixty three Polish Zloty and 89 Grosze) to:

   1. supplementary capital - in the amount of PLN 14,739,681.17
   2. reserve capital - in the amount of PLN 651,100.00
   3. dividend - in the amount of PLN 15,666,182.72

4. the posting of the past year's profits amounting to PLN 69,244,709.70 reported in the balance sheet prepared as of December 31, 2002, to:
   1) the supplementary capital, in the amount of PLN 4,568,599.14,
   2) the reserve capital, in the amount of 64,676,110.56, i.e. an equivalent of the titles to perpetual usufruct of land, granted to "Orbis" S.A. by virtue of administrative decisions and reported for this first time as the Company's assets, according to the value of the land as of the date of issue of the decision concerning granting the title to perpetual usufruct of the land, which constituted the basis for calculating the fee for perpetual usufruct.

as well as granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2002.

9.8 The General Assembly of Orbis S.A. Shareholders approved also the annual consolidated financial statements of the Orbis Group, prepared as of December 31, 2002, including:

1. consolidated balance sheet prepared as of December 31, 2002, showing the total assets and liabilities figure of PLN 1,463,156 thousand (say: one billion four hundred sixty three million one hundred and fifty six thousand Polish Zloty);
2. consolidated profit and loss account for the period from January 1, 2002, up till December 31, 2002, showing a net profit of PLN 34,583 thousand (say: thirty four million five hundred eighty three thousand Polish Zloty);
3. consolidated comparative changes in equity for the period beginning on January 1, 2002, until December 31, 2002, reporting a decrease of the equity by PLN 1,152 thousand (say: one million one hundred fifty two thousand);
4. consolidated cash flow statement for the period from January 1, 2002, up till December 31, 2002, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 55,470 (say: fifty five million four hundred seventy thousand);
5. additional notes;

9.9 In connection with Mr. David Netser's resignation from his function of a Supervisory Board member, the General Assembly of Shareholders appointed Mr. Justin Chuter as a member of the Supervisory Board during its V term of office.

9.10 The General Assembly of Orbis S.A. Shareholders granted its consent for:

1. the transfer of the title to perpetual usufruct of a plot of land no. 22/24 k.m.39 with an area of 3422 m^2, Bogucice Zawodzie zone, located in Katowice at Roździeńskiego street, entered in the land and mortgage register KW 22609 kept by the District Court in Katowice, to the Town Office in Katowice, without recourse to the tender procedure.

2. the transfer of plots of land no. 167/1 and 180/5 with a total area of 815m^2 located in Cieszyn at Motelowa street, for which a land and mortgage register no. KW 51095 is kept by the District Court in Cieszyn, without recourse to tender procedure, for the benefit of Mr. W. Prax and Mrs. B. Biernot,

3. the transfer of the title to perpetual usufruct of a part of a real property consisting of land located in Zegrze Płd., at Rybaki street, Nieporęt Commune, and composed of plot no 125/3 having an area of 1,513 m^2 registered in the land and mortgage register no KW IV-31362 kept by the District Court in Legionowo, IV Land and Mortgage Registry Division, without recourse to tender procedure, to the General Directorate of Public Roads and Motorways in Warsaw, however, the sale price may not be lower than the market value appraised by a real property expert, plus an additional cost of fencing installed on plot no 125/3 in the form of a wire net installed on a concrete base between the geodetic points "F" – "e 1".

4. the transfer of the title to perpetual usufruct of a plot of land no. 23 with the total area of 21,555.00 m^2 and a and a title to buildings erected on that plot of land, located in Warsaw at 47 Łopuszańska street, in respect of which a land and mortgage register KW 212999 is kept by the District Court for the Capital City of Warsaw, VI Land and Mortgage Registry Division, without recourse to he tender procedure, to "Orbis Transport Sp. zo.o.", for a price not lower than that determined by the real property expert.

5. the transfer of the title to perpetual usufruct of plots of land no 1/5, no 1/159, no 1/160, no 4/6, no 4/12 and no 4/13 having a total area of 28,992 m^2 and the ownership title to the „Orbis" S.A. buildings situated on these plots, located in Poznań, at 5, Prusimska street, registered in the land and mortgage register no KW 167966, kept by the District Court in Poznań, Land and Mortgage Registry, by way of unlimited written tender organized in accordance with the Act on Administration of Real Property (published in the journal of laws "Dz.U." of August 29, 1997, as further amended), for an amount not less than as determined by a real property expert.

9.11. Having been familiarized with the position of the Management Board and the Supervisory Board of the Company expressed in particular in the Resolution no 13 of the Company's Management Board dated June 10, 2003, and Resolution no 59/V/2003 of the Supervisory Board dated May 28, 2003, the Ordinary General Assembly of Orbis S.A. Shareholders

decided to adopt the "Best Practices in Public Companies 2002" outlining the principles of corporate governance for joint-stock companies which issue shares or bonds with a priority warrant admitted to public trading, together with a commentary defining the manner of compliance by the Company and the General Assembly of Orbis S.A. Shareholders recommended that these principles be applied by the Company's governing bodies.

9.12 On August 5, 2003, the Supervisory Board of Orbis S.A. appointed Mr. Alain Billy as a member of the Management Board during its V term of office.

10. Litigation pending in courts of law and public administration authorities

No court or administrative proceedings of a total value in excess of PLN 120 million, which corresponds to 10% of the Group's equity shown in the consolidated balance sheet prepared as at June 30, 2003 were initiated against the Company.

Proceedings initiated before courts that are of substantial significance for Orbis S.A. include:

10.1 The case of the reinstatement of the real property with the building of the **Europejski Hotel** situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, land and mortgage register no KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A. On behalf of Orbis S.A. the case is defended by Spółka Prawnicza I & Z s.c. having its seat in Warsaw, at 28 Chocimska street in cooperation with our Office.The following proceedings are currently pending in this case:

a) Litigation before the civil court initiated by Orbis S.A. against the President of the Capital City of Warsaw (formerly Head of the Warsaw County) to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. The attorneys of Orbis S.A., in a pleading dated January 15, 2002 motioned that the company Hotel Europejski S.A. in Warsaw be summoned to participate in the litigation and that the State Treasury – Head of Warsaw County (presently President of the Capital City of Warsaw) be obligated to submit an agreement on giving the land for perpetual usufruct to the company Hotel Europejski S.A. to be attached to court files. In accordance with the District Court's instruction, a pleading was filed specifying in detail legal grounds for summoning HESA to participate in the case, along with copies of statement of claim and a copy of the pleading dated January 21, 2002. Attorneys of Orbis S.A., in a pleading dated February 19, 2003 upheld their hitherto position and moved that evidence from expert technical analyses be admitted and that the persons listed in the letter be summoned and heard. At a trial on June 11, 2003, the attorney of HESA filed a pleading notifying of secondary intervention on the defendant's part. The Court took decision to adjourn the examination of the case until September 10, 2003. (Case file no IC 459/00)

b) Proceedings were carried out before the Supreme Administrative Court on complaint filed by Orbis S.A. against the decision no. 588/00 of December 5, 2000 issued by the Voivod of the Mazowieckie Province annulling point 2 and 3 and upholding the decision issued by virtue of the authorization of the Head of the Warsaw County of October 6, 1999, establish a title to perpetual usufruct of land located at 13

Krakowskie Przemieście street for the benefit of a company under the business name Hotel Europejski Spółka Akcyjna with a seat in Warsaw. By virtue of the decision of April 08, 2003 the Supreme Administrative Court rejected the complaint filed by Orbis S.A. against the decision stating, in an oral substantiation, that it had not been proved that the Voivod's decision at issue violates the law. The Supreme Administrative Court drew up a written substantiation of the said ruling. Currently, a decision concerning the filing of the extraordinary appeal, if any, is being considered. (Case file I S.A. 3163/02).

c) On October 18, 2002, after Orbis S.A. had been advised of an entry in the land and mortgage register no. KW 201926 made on May 11, 2002 and concerning the disclosure of a bricked, four-storey building representing an object of ownership independent of the plot of land, with a total area of 21,125.9 m2, designed for service-rendering purposes (hotel) entered in the land and mortgage register KW upon request dated March 06, 2002, Orbis S.A. filed an appeal against the above mentioned entry to the District Court through the intermediation of the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division. In connection with the receipt on November 14, 2002, by Orbis S.A. of a notification from the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division about the aforementioned entry, on November 18, 2002 Orbis S.A. filed and paid for an appeal against the said entry no. KW 201926. By virtue of a ruling of February 11, 2003 the District Court rejected the appeal filed by Orbis S.A.. A complaint was filed against that decision challenging the ruling of the District Court of February 11, 3003 in its entirety and requesting that it be annulled and the matter be passed to the District Court for re-consideration. The attorney of HESA filed a motion that the aforementioned complaint be rejected. Next, attorneys of Orbis S.A., on May 20, 2003, lodged a pleading representing a response to the motion for the rejection of the complaint.

c) On April 14 2003, Orbis S.A. was delivered a statement of claim sent by the District Court in Warsaw, Economic Court, XX Economic Division and filed by "Hotel Europejski w Warszawie Spółka Akcyjna" against Orbis S.A. concerning the handing over of real property, together with a request for exemption from court costs. The value of object at dispute was assessed in the statement of claim at PLN 90,000,000. The complainant company requests that Orbis S.A. be ordered to hand over to HESA the real estate located in Warsaw at 13 Krakowskie Przedmieście street, with an area of 5261 m^2 together with a building constructed thereon, with a total area of 21125 m^2 constituting a separate object of ownership of the complainant. Orbis S.A. does not plead defence and requests that the action be rejected in its entirety and that proceedings related to the case at issue be suspended. In a pleading dated June 13, 2003, HESA's attorney motioned that the defendant's application for the suspension of proceeding not be accepted.

d) On July 17, 2003 Orbis S.A. filed a statement of claim with the District Court in Warsaw, I Civil Division against the State Treasury – the President of the Capital City in Warsaw and the company Hotel Europejski w Warszawie S.A. and motioned to declare the invalidity of an agreement dated September 13, 2001 concluded between defendants, concerning the establishment of a title to perpetual usufruct of Warsaw-based real property located at 13 Krakowskie Przedmieście street, entered in the Land and Mortgage Register under no. 201926 and that this action be secured by way of entering a warning in Section III of the Land and Mortgage Register informing of pending court proceedings to declare the invalidity of the said agreement.

10.2. Kasprowy Hotel in Zakopane.

The case was pending before the District Court in Nowy Targ initiated by Helena Leśniak and Bronisława Biernacik for a reinstatement of their title to parts of plots no 185/2 and 185/3, map section 75 (total area of around 2.5 hectare) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots. This decision was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod has been rejected. At present, the case will again be adjudicated by administrative authorities of the first instance. The case files have been passed to the Supreme Administrative Court as a result of a complaint filed by Orbis S.A. against a decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings relating to declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994. On July 06, 2001 the President of the Housing and Municipal Office – in response to the complaint – moved that it be rejected. By virtue of a ruling dated April 17, 2003, the Supreme Administrative Court dismissed a complaint lodged by Orbis S.A. against the decision of the President of Housing and Municipal Development Office dated April 26, 2001 concerning the suspension of proceedings related to the establishment of invalidity of the enfranchisement decision

10.3. Kasprowy Hotel in Zakopane.

The case concerning termination of the title to the perpetual usufruct of the plot no 203/1 with an area of 30, 543 m^2 located in the spot named Polana Szymoszkowa granted to Orbis S.A. was again pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and the decision of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the perpetual usufruct title in possession of Orbis S.A. On August 22, 2002, having reviewed the appeal of Mrs. Czesława Ross and Maria Walczak against the decision of the head of the Tatry district dated March 5, 2002, concerning annulment of the administrative proceedings concerning termination of the title to the perpetual held by Orbis S.A., the Małopolskie Voivod upheld the decision that has been appealed against in full force and effect and terminated the proceedings.

A complaint against the aforementioned decision was filed with the Supreme Administrative Court. The date of the hearing has not been fixed.

10.4. Grand Hotel in Warsaw.

The case was initiated by Mrs. Barbara Łukasik and Mr. Wiesław Pióro to declare invalidity of the administrative decision no PB/3318/50/4802/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (part of plots no 133/1 and 133/2 having an area of 558m^2), located at 20, Hoża street, mortgage no 1651/2-A. The President of the Housing and Municipal Development Office passed a decision in this matter on August 8, 2001 that refused to declare the aforementioned decision invalid. The applicant, Mrs. Barbara Łukasik,

requested a review of the case by the Office. In response, the President of the Housing and Municipal Development Office issued a decision dated October 26, 2001, whereby it upheld the former decision dated August 8, 2001. Mrs. Barbara Łukasik complained to the Supreme Administrative Court in Warsaw. In response to a complaint dated February 6, 2002, the President of the Housing and Municipal Development Office applied for its rejection. The case is pending.

10.5. Mercure-Unia Hotel in Lublin.

Regulatory proceedings initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning reinstatement of the KUL as the owner of the real property having an area of 1623 m^2, located in Lublin at 1, Akademicka street and 14, Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no 2 that remains in the possession of KUL and the plot no 1/3 administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. On October 5, 2001, the parties drafted a memorandum of understanding, by virtue of which KUL, within the framework of proceedings before the Property Committee, will waive its claims to part of the real property (1479 m^2), while Orbis S.A. by a deed executed before a Notary will waive its perpetual usufruct right to part of the real property (139 m^2). On November 20, 2001, the Municipal Office in Lublin by a decision no GGN.01.2.2.7430/366/2001 and GGN.01.2.2.7430/367/2001 approved the draft plan of division of the real property as requested by the parties while the Municipal Office in Lublin, acting upon request of Orbis S.A., issued a decision no GGN.05.1.5./RWU-165/2002, dated February 25, 2002, whereby it gave consent for a gratuitous disposal to the State Treasury of the title to the perpetual usufruct of the real property located in Lublin, at Al.Racławickie 12, registered in the land register as plots no 3/3 with an area of 139 m^2, and 3/4 with an area of 19 m^2. At a trial on February 18, 2003, the attorney of KUL and Orbis S.A. motioned to make an agreement on terms agreed between the participants in the proceedings at issue and as provided for in a draft agreement sent to the Committee. The Committee took decision to adjourn the hearing without fixing the date of a subsequent hearing. The case is pending.

10.6. Gdynia Hotel in Gdynia.

Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, the proceedings concerning adjusting the boundaries of the real property used by the branch is pending before the self-government and state administration authorities on the grounds of Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The correction of the boundaries relates to plot no 678/129 with an area of 173m^2, plot no 728/150 and 729/150 having a total area of 493 m^2 (owned by the State Treasury), plots having an area of 617 m^2 (owned by the City of Gdynia). The proceedings concern the regulation of the boundaries between the Roman Catholic Parish and the hotel due to transgression of the boundary of the hotel property, having the total area of 679 m^2. The case is pending.

10.7. Polonez Hotel in Poznań.

Proceedings concerning the establishment of the perpetual usufructuary of a part of the real property occupied by the Hotel were pending before the Management of GEOPOZ in Poznań. The proceedings concern plots no 3/2 with an area of 122 m^2 and no 7/1 with

an area of 930 m^2. In connection with a Notary's deed drawn on September 27, 2002 concerning the establishment of a perpetual usufruct on a part of separated plots of land, the Branch filed a an application for the entry of the title to perpetual usufruct and for the creation of a new Land and Mortgage Register. A new Land and Mortgage Register no KW 184852 was established for the new real property.

10.8. Sofitel Victoria.

On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, proceedings are pending in a case concerning determining the invalidity of the decision issued by the Ministry of Municipal Economy no MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the city of Warsaw, no GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the right to temporary title to the land located in Warsaw at 5, Krakowskie Przedmieście street, registered in the land and mortgage register under the no 410, has been refused and whereupon all the buildings located at the said land became the property of the State Treasury. The President of the Housing and Municipal Development Office refused, by virtue of the decision dated February 24, 2003, to declare the invalidity of the aforementioned administrative decision dated December 12, 1961 and the decision dated May 15, 1962. On March 19, 2003, the attorney of Mrs. Raczyńska, Mrs. Demblińska and Mrs. Rey filed a motion to re-consider the case related to the case resolved by virtue of the decision dated February 24, 2003 and motioned that the challenged decision be annulled in its entirety and that the aforementioned decisions of May 15, 1962 and of December 20, 1962 be declared invalid. By virtue of the decision dated April 24, 2003, the President of the Housing and Municipal Development Office upheld the aforementioned decision dated February 24, 2003. In response to the complaint dated June 30, 2003, the President of the Housing and Municipal Development Office motioned that it be dismissed. The case is pending.

10.9. Hotel Novotel Centrum in Warsaw.

a) By virtue of a decision no PO.5.3-R-880/99 dated September 6, 2001, the President of the Housing and Municipal Development Office terminated the proceedings initiated upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), part of plot no 3 having an area of 1,130 m^2, mortgage no 5021.

By virtue of a decision dated May 16, 2002, the President of the Housing and Municipal Development Office declared invalidity of the administrative decision of the Presiding Board of the National Council in the city of Warsaw no ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to again review the case terminated by the said decision of May 16, 2002.

By virtue of the decision of March 31, 2003, the President of the Housing and Municipal Development Office upheld in force the aforementioned decision. On April 30, 2003 attorneys of Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision issued by the President of the Housing and Municipal Development Office on March 31, 2003 and motioned that the challenged decision as

well as the decision dated May 16, 2002 upheld by virtue of the said decision be annulled as well as motioned that the execution of challenged decisions be suspended.

b) On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office (no: P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office on March 7, 2000 (no: PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners have been disowned from their right to temporary ownership (according to the present legal status it is referred to as a "perpetual hold" over real property) to the real property located in Warsaw, at 26, Nowogrodzka street, part of plot no 3 having an area of 1,103 m^2 and it was stated that all the buildings located on the aforementioned plot of land became the property of the State Treasury.

   The case relates to the part of land on which the Novotel Centrum Hotel in Warsaw is located. According to decision no 447/91 issued by the Warsaw Voivod on September 23, 1991, (no: G.2.1.8224a/429/91/HŚ), Orbis S.A. acquired the right of perpetual hold over developed land owned by the State Treasury, located in Warsaw, at 24/26, Nowogrodzka street and having an area of 7295 square meters, as well as the right of ownership of the hotel building located thereon. The said land is registered in the land and mortgage register no KW 72550, according to which Orbis S.A. is the perpetual holder of the land as well as the owner of this building.

   Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning awarding the title to temporal ownership of the real property located at 26, Nowogrodzka street, mortgage no 1599 G. By virtue of an administrative decision dated December 4, President of the Capital City of Warsaw refused to establish the title to the perpetual usufruct of the said real property. As follows from the letter from the Office of the Capital City of Warsaw, Real property Management Division to the Voivodship Office of Mazowieckie Voivodship in Warsaw, Division of State Treasury and Ownership Transformations dated January 01, 2003 sent to Orbis S.A., Mrs Elżbieta Sławińska, Mrs. Teresa Szydłowksa and Mr. Roman Sławiński, Mrs. Joanna Kubiaczyk-Grodzka and proxy of Mr. Jerzy Sławiński and Maria Podkulińska – successors of former owners – filed appeals against the aforementioned decision issued by the president of the Capital City of Warsaw dated December 4, 2002. The case is pending.

10.10 Mercure Hotel in Gdańsk

On November 14, 2001 proceedings under supervisory procedure were initiated on the motion of Mr. Aleksander Patalas concerning the declaration of invalidity of the decision of the Presiding Board of the National Council of the Office for Internal Affairs in Gdańsk, dated April 23, 1970, no WSW.III.6/60/9/70. rectified by the ruling of the Gdańsk Voivod dated May 15, 1981, no GT.C/8221/26/81 concerning the expropriation, for the benefit of the State Treasury, of real estate located in Gdańsk at Heweliusza street, owned by Mr. Franciszek Zieliński. By virtue of decision of January 28, 2003, the President of the Housing and Municipal Development Office suspended ex officio proceedings related to the consideration of the application filed by Mr. Patalas for the declaration of invalidity of the aforementioned decision until court

rulings on the acquisition of inheritance of Mrs. Renata Zielińska and Mr. Lothar Zieliński have been submitted.

Proceedings were pending before the Supreme Administrative Court in Gdańsk concerning the return of the expropriated plot of land, currently forming part of plot of land no 201/1 on which the Hotel is situated. The Supreme Administrative Court, by virtue of the decision of March 28, 2000 dismissed the complaint filed by Mr. Patalas against the decision of the Pomorski Voivod in Gdańsk, upholding the challenged decision of the President of the City of Gdańsk dated September 20, 1999 refusing the return of expropriated real estate.

10.11 Sofitel in Kraków (liquidated Branch).

By a decision dated May 25, 2001, the President of the Housing and Municipal Development Office upheld in force the appealed-against decision of the President of the Housing and Municipal Development Office dated July 1, 2000, refusing to declare the invalidity of the decision of the National Council's Presiding Board of the City of Kraków dated March 14, 1973, to the extent relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 71, I kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property registered in the Land and Mortgage Register no KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In response dated August 29, 2001, to the complaint filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other successors against decision dated May 25, 2001, the President of the Housing and Municipal Development Office applied for the rejection of the complaint. On June 17, 2003, the Supreme Administrative Court passed a ruling annulling the appealed-against decision and the preceding decision issued by the President of the Housing and Municipal Development Office dated July 01, 2000.

10.12 Moreover, the following proceedings are currently pending before the Self-Government Appellate Boards in respect of updating for 2002 the annual fees payable for the perpetual use of land belonging to the State Treasury and located in:

- in Poznań - Novotel Centrum Poznań Hotel,
- in Gdynia - Gdynia Hotel,
- in Gdańsk - Marina Novotel Gdańsk Hotel,
  - Posejdon Gdańsk Hotel,
  - Novotel Centrum Gdańsk Hotel,
- in Warsaw - Management Board's Office, at 16, Bracka street.
  - Sofitel Victoria

10.13 Action brought against Orbis S.A. by the Association of Polish Film Makers for the payment of remuneration

Since the year 2001 a case has been pending before the District Economic Court in Warsaw against Orbis S.A., initiated by the Association of Polish Film Makers for the payment of remuneration for the use by Orbis S.A. between – as a result of changes in the action introduced on January 17, 2003 - July 1, 2000, and October 1, 2001, of audiovisual works of art on the exploitation field "public reproducing". The change in the action consisted in the identification, by the plaintiff, of a different time period for which remuneration is sought, in the decrease of the rate used to calculate the amount of remuneration and, as regards the claim for interest, the change related to the

identification that the plaintiff requests interest for a period running from the date of changed action until the date of payment
Orbis S.A motioned the District Court in Warsaw, Economic Court, XX Economic Division to dismiss the action in its entirety and to adjudge that the defendant reimburse the plaintiff for the costs of proceedings. On July 10, 2003, the District Court in Warsaw dismissed the action initiated by the Association of Polish Filmmakers and adjudged the amount of PLN 6,000 from the plaintiff for Orbis S.A. as reimbursement of costs of representation in proceedings of the law.

10.14 Action brought against Orbis S.A. by Prenad International AB and Prenad Sp. z o.o.
Action is pending before the International Centre for Arbitration in Vienna initiated by Prenad International AB, a company coming under Swedish law and Prenad Sp. z o.o., a company coming under the Polish law, against Orbis S.A. for the payment of remuneration. Plaintiffs altered their claims and, presently, they request the amount of SEK 12,262,706 and PLN 1,391,255 for works related to the modernization of the air-conditioning system at the Novotel Centrum Hotel in Warsaw. On July 2-3, 2003 a trial was held in Vienna. The ruling is expected to be rendered in September this year.

11. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on June 30, 2003 1 EUR = PLN 4.4570
2) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as at the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 4.3110
3) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on March 31, 20021 EUR = PLN 4. 0091
4) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as at the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 3,7026

Signature of the person representing the Company

Andrzej Szułdrzyński
Vice-President of the Management Board

Signature of the person in charge of the Company's accounts

Lidia Mieleszko
Authorized Executive – the person in charge of Company's accounts

Warsaw, August 14, 2003.